SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copies of the disclosure letters that we
filed today with the Philippine Stock Exchange,
Inc. and the Securities and Exchange Commission in
connection with the sale by PLDT Communications
and Energy Ventures (“PCEV”) to Metro Pacific
Investments Corporation (“MPIC”) of common and
preferred shares of stock in Beacon Electric Asset
Holdings, Inc. (“BEAHI”).
PCEV is a 99% subsidiary of Smart Communications,
Inc., a wholly owned subsidiary of Philippine Long
Distance Telephone Company (“PLDT”).

Exhibit 1

May 30, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-2 in connection with the sale by PLDT Communications and Energy Ventures (“PCEV”) to Metro Pacific Investments Corporation (“MPIC”) of common and preferred shares of stock in Beacon Electric Asset Holdings, Inc. (“BEAHI”).

PCEV is a 99% subsidiary of Smart Communications, Inc., a wholly owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”).

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

May 30, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a copy of our letter to the PSE dated May 30, 2016, in connection with the sale by PLDT Communications and Energy Ventures (“PCEV”) to Metro Pacific Investments Corporation (“MPIC”) of

common and preferred shares of stock in Beacon Electric Asset Holdings, Inc. (“BEAHI”).

PCEV is a 99% subsidiary of Smart Communications, Inc., a wholly owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”).

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,808 As of April 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 30, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

PSE Disclosure Form 4-2 — Acquisition or Disposition of Shares
References: SRC Rule 17 (SEC Form 17-C) and
Section 4.4 of the Revised Disclosure Rules

Subject of Disclo	sure

Sale by PLDT Communica Investments Corporatio Beacon Electric Asset PCEV is a 99% subsidia subsidiary of Philippi	tions and Energy Ventures (“PCEV”) to Metro Pacific
n (“MPIC”) of common and preferred shares of stock in
Holdings, Inc. (“BEAHI”)
ry of Smart Communications, Inc., a wholly owned
ne Long Distance Telephone Company (“PLDT”)

Background/Description	of the Disclosure

PCEV entered into a Sh 645,756,250 common sha BEAHI, and (b) 458,370 economic rights on the “BEAHI Sale Sales”).	are Purchase Agreement with MPIC for the sale of: (a)
res constituting 25% of the outstanding common shares of
        ,086 preferred shares constituting 25% of the total
outstanding preferred shares of BEAHI (“collectively the

Date of Approval by the Board of Directors	May 30, 2016

Rationale for the Transaction Including the Benefits Which Are Expec Accrued to the Issuer as a Result of the Transaction	ted to be

Please refer to PLDT’s disclosure/Press Release of even date

Details of the Acquisition or Disposition

Date	May 30, 2016

Manner

The BEAHI Sa Agreement	le Shares were sold by PCEV to MPIC pursuant to a Share Purchase
Description	of the Company to be Acquired or Sold

BEAHI is a j consists of Electric Com	oint venture company formed by MPIC and PCEV. Its core asset shares of stock in power-related companies, specially, Manila pany (MER) and Global Business Power Corp.

Terms and Condition of the Transaction

Number	of shares to be acquired or disposed

645,756,250	common shares and 458,370,086 preferred shares

Percentage t transaction	o the total outstanding shares of the company subject of the

The BEAHI Sa BEAHI and (b shares of BE	le Shares constitute (a) 25% of the outstanding common shares of ) 25% of the total economic rights on the outstanding preferred AHI
Price per sh	are

P31.612 per	common share and P12.62 per preferred share

Nature and a	mount of consideration of received

Total purcha (Php26,200,0	se price of Twenty Six Billion Two Hundred Million Pesos 00,000.00)
Principle fo	llowed in determining the amount of consideration

The purchase underlying M	price was determined based on the agreed valuation of the ER shares
Terms of pay	ment

The purchase immediately, 2018, (d) Ph	price shall be paid as follows: (a) Php17,000,000,000 payable (b) Php2,001,340,937 in June 2017, (c) Php2,001,340,937 in June p 2,001,340,937 in June 2019, and (e) Php3,195,977,189 in June 2020
Conditions p	recedent to closing of the transaction

N/A

Any other sa	lient terms

In considera installment, outstanding fully paid b capital stoc	tion of the agreement of PCEV to receiving the purchase price on
MPIC agrees that for as long as: (i) PCEV owns at least 20% of the capital stock of BEAHI, or (ii) the purchase price has not been
y MPIC, PCEV shall retain its right to vote 50% of the outstanding
k of BEAHI

Identity of Person(s) From Whom the Assets Were Acquired or to Whom They Were Sold

Name	Nature of Any Material Relationship with the Issuer, Their
Directors/Officers, or Any of Their Affiliates
MPIC (Buyer)	MPIC is a shareholder of BEAHI. Interlocking directors of PLDT, PCEV and MPIC abstained from voting to approve the transaction

Effects(s) on t if any	he Business, Financial Condition and Operations of the Issuer,

None

Other Relevant	Information

None

Filed on Behalf by:

Name	Ma. Lourdes C. Rausa-Chan

Designation	Corporate Secretary

May 30, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT-Globe to Acquire Telecommunications Business of San Miguel”.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 30, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT-Globe to Acquire Telecommunications Business of San Miguel”.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,808 As of April 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 30, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 2 and Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT-Globe to Acquire Telecommunications Business of San Miguel”, which shall serve as our disclosure of the transactions referred to therein.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 30, 2016

[graphic]Press Release

PLDT — Globe to Acquire Telecommunications Business of San Miguel

Access to additional frequencies will help significantly improve Internet speed, quality and coverage
700MHz will provide better indoor coverage and enable faster rollout in regional and rural areas
Acquisition involves a return of certain radio frequencies to the Government, which will allow for a third competitor to enter the market
PLDT to increase capex and accelerate network build-out
Acquisition to be funded by way of a partial sale of PLDT’s interest in Meralco held through Beacon Electric

Manila, Philippines: May 30, 2016 – Philippine Long Distance Telephone Company (“PLDT”) (“NYSE”) (PSE: TEL) today announced that its Board of Directors has approved the acquisition by PLDT of 50% of the equity interest of the telecommunications business of San Miguel Corporation (“SMC”) (PSE: SMC), with Globe Telecom Inc. (“Globe”) (PSE: GLO) acquiring the remaining 50% interest. The PLDT Board also approved the acquisition by PLDT of 50% equity interest in the telecommunications businesses of New Century Telecoms, Inc (“New Century”) and eTelco, Inc (“eTelco”).

The consideration for the acquisition of the SMC telecommunications business is PHP69.1 billion which includes PHP52.08 billion for 100% equity interest in Vega Telecom, Inc (”Vega Telecom”) and the assumption of around PHP17.02 billion of liabilities. Vega Telecom owns controlling interests in Bell Telecommunication Philippines, Inc, Eastern Telecommunications Philippines, Inc, Cobaltpoint Telecommunication, Inc (formerly Extelcom), and Tori Spectrum Telecommunication, Inc (formerly Wi-Tribe), and Hi-Frequency Telecommunication, Inc.

The consideration for the acquisition of New Century is PHP691 million which includes PHP576 million for 100% equity interest and the assumption of around PHP115 million of liabilities. Total consideration for the acquisition of eTelco is PHP206 million which includes PHP191 million for 100% equity interest and the assumption of around PHP15 million of liabilities.

The equity portion of the consideration for Vega Telecom, New Century and eTelco is PHP52.85 billion on an aggregate basis and will be paid in three (3) tranches. The First Payment of 50% will be made upon signing, the Second Payment of 25% six (6) months after the First Payment, and the final 25% at 12 months after the First Payment. PLDT will pay 50% of the equity portion of the consideration to acquire its 50% equity interest in each of Vega Telecom, New Century and eTelco. The liabilities of PHP17.15 billion will be assumed by PLDT and Globe upon signing.

This Acquisition will provide significant benefits to PLDT, Smart, TNT and Sun Cellular customers, further improve Internet and data services for the public, and speed up the country’s overall development efforts. Following the Acquisition, customers will progressively experience faster Internet and higher call and data quality across the fixed and mobile networks of PLDT and Smart. Capacity and coverage, both indoor and outdoor, will be expanded and enhanced. This will enable PLDT to provide attractive mobile connectivity and digital services to its consumer and enterprise customers at affordable prices. Stronger networks and connectivity are key enablers for individual and enterprise sector productivity and cost efficiency.

Access to these much-needed radio frequencies, especially the 700MHz, is likely to raise PLDT’s capex by US$100 Million for 2016 and 2017. The rollout of service on the 700 MHz will be accelerated, allowing PLDT’s fixed and wireless subscribers to enjoy the significant benefits of this frequency at the soonest possible time. The additional spectrum will result in wider coverage and more efficient network utilization. This will enable PLDT to pursue a growth-focused expansion of its network and extend Internet services to a larger number of customers in more areas of the country. In particular, Smart will be able to serve better the regional and rural areas of the Philippines by utilizing the 700MHz spectrum. This will help bridge the Digital Divide in the country and create more opportunities to utilize digital technologies to promote rural development. In addition to the 700MHz frequencies, PLDT will also receive supplementary frequencies in the 900MHz and 1800MHz bands which will enhance our current networks and increase capacity, resulting in faster and improved data services.

PLDT and Globe will cause the acquired companies to relinquish certain radio frequencies in the 700 MHz, 850 MHz, 2500 MHz, and 3500 MHz bands and to return these radio frequencies to the Government through the National Telecommunications Commission (“NTC”). These radio frequencies to be returned by subsidiaries of Vega Telecom to the NTC will be sufficient, together with radio frequencies already held by the NTC, to allow for a third-party operator to enter the market. The Acquisition will thereby help the NTC and the Philippine Government provide for a better utilization of available radio frequency spectrum for mobile services, which will benefit consumers more quickly.

PLDT intends to finance its portion of the Purchase Price primarily through proceeds from the sale of 25% of its equity interest in Beacon Electric Asset Holdings Inc. (“Beacon Electric”) to Metro Pacific Investments Corporation (“MPIC”) for total consideration of            PHP 26.2 billion with the balance coming from a combination of new debt and balance sheet cash. MPIC will pay PHP17.0 billion in cash immediately on completion of the transaction and the balance of PHP9.2 billion in installments over the following four (4) years. Beacon Electric is a special purpose company owned 50-50 by PLDT and MPIC. Beacon Electric holds a 35% interest in Manila Electric Company.

PLDT Chief Executive Officer, Manuel V Pangilinan, said, “This transaction offers a breakthrough opportunity, not only for the companies involved but also for the industry and the country. This will enable existing operators to provide significantly improved Internet and data services to the public and to our customers in the shortest possible time. At the same time, it leaves the door open for new entrants into the industry. Taken together, this will enable the industry to better support the country’s development efforts – especially significant with the onset of a new Government.”

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 30, 2016